February 25, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: William Schroeder and Michael Volley

Re:	Atlanticus Holdings Corporation Form 10-K for Fiscal Year Ended December 31, 2023 Response Dated February 6, 2025 File No. 001-40485

Dear Mr. Schroeder and Mr. Volley:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC”) set forth in your letter dated February 14, 2025 (the “Comment Letter”) to William R. McCamey, Chief Financial Officer of Atlanticus Holdings Corporation (the “Company”), with respect to the Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”).

We are authorized by the Company to provide the responses contained in this letter on its behalf. The terms “we,” “us,” and “our” in the responses refer to the Company. For your convenience, we set forth each comment from the Comment Letter in bold typeface and include the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2023

Changes in fair value of loans, page 25

1.

We note your response to prior comment 4. Considering that “Changes in fair value of loans at fair value, included in earnings” has been material to financial results and includes significant judgment as evidenced by it being a critical accounting estimate and the related discount rate being a critical audit matter, please revise MD&A in future filings to quantify this amount in each period presented and clearly discuss the underlying factors that resulted in the gain or loss recognized each period. We note your discussion of the changes in fair value of loans on page 29 in the September 30, 2024 Form 10-Q does not appear to focus on the gain or loss recognized in the income statement each period and it is not clear how each factor discussed impacted the gain or loss in each period presented and the magnitude of the impact on the gain or loss. Please provide us your proposed revised disclosure.

Company Response:

In future filings, we will revise our disclosure to include the following within our discussion of Changes in fair value of loans in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

United States Securities and Exchange Commission February 25, 2025 Page 2

Changes in fair value of loans. Changes in fair value of loans includes 1) current period principal and finance chargeoffs of fair value receivables, 2) the impact of discounting to present value all finance and fee income billed during the period, 3) losses on acquisitions of our private label receivables and 4) the impact of changes in the assumptions underlying receivables at the end of the measurement period. We experienced losses in our changes in fair value of loans of $203.7 million and $549.2 million for the three and nine months ended September 30, 2024. This compares to losses of $177.9 million and $505.5 million for the three and nine months ended September 30, 2023. The increases in losses for both the three and nine month periods were largely due to increases in principal and finance chargeoffs (net of recoveries), which increased $27.9 million and $104.8 million for the three and nine months ended September 30, 2024 when compared to the same periods in 2023. These chargeoffs increased period over period primarily due to overall increases in our acquisition of receivables and not due to specific changes in the underlying performance of the receivables. Increases in Total operating revenue, noted above, also contributed to increased fair value losses period over period, as these additional fee billings (recognized in Total operating revenue) are discounted to fair value, which is often less than the gross amount of the fee billing during the period. Finally, increases in purchases associated with private label credit receivables during the three and nine months ended September 30, 2024 when compared to the same periods in 2023 (increases of $152.3 million and $198.1 million, respectively) also contributed marginally to losses in our Changes in fair value of loans. The fair value of loans acquired associated with our retail partners is typically lower than the aggregate unpaid gross balance of the underlying loans on the date of acquisition due to loan originations by our bank partners that contain below market interest rates or fees charged to consumers. In most cases where we acquire these below market receivables, we charge merchant fees to our retail partners to facilitate the transaction and ensure we earn adequate returns. These merchant fees often offset the negative impact of the initial acquisition of the underlying receivable and are included in Total operating revenue on our consolidated statements of income.

Offsetting these negative impacts were improvements in the underlying performance of the receivables in the form of improved delinquencies and improved net returns, discussed below. These performance metrics resulted in improvements in our forecast for these receivables. Additionally, delays in the planned implementation date of recent rules enacted by the CFPB benefited our fair value estimates as we extended the assumed implementation date of these rules to July 2025. The extension in assumed implementation dates of the CFPB rule allows more time for our product, policy and pricing changes to take effect, further offsetting the negative impact of the rule’s implementation.

For all periods presented, we included asset performance degradation in our forecasts to reflect both changes in assumed asset level economics and the possibility of delinquency rates increasing in the near term (and the corresponding increase in charge-offs and decrease in payments) above the level that current trends would suggest. In recent periods, we have removed some of this expected degradation based on observed asset stabilization, implementation of mitigants to a potential change in late fee billings and general improvements in U.S. economic expectations due to the improved inflation environment. See Note 6 "Fair Values of Assets and Liabilities" included herein for further discussion of this calculation. We may, however, adjust our forecasts to reflect observed macroeconomic events. Thus, the fair values are subject to potentially high levels of volatility if we experience changes in the quality of our credit card receivables or if there are significant changes in market valuation factors (e.g., interest rates and spreads) in the future. Tightened underwriting standards shifted new receivable acquisitions to consumers at the higher end of the FICO bands in which our bank partners participate, presumably resulting in improved overall credit performance of our acquired receivables. When coupled with those existing assets negatively impacted by inflation gradually becoming a smaller percentage of the outstanding portfolio, we expect to see overall improvements in the measured fair value of our portfolios of acquired receivables. As part of our analysis to determine the fair value of our receivables, we look at several key factors that influence the overall fair value. Qualitative discussion of these factors is as follows:

United States Securities and Exchange Commission February 25, 2025 Page 3

Gross yield, net of finance charge chargeoffs – We utilize gross yield, net of finance charge chargeoffs in our fair value assessments to best reflect the expected net collected yield on fee billings on our receivables. As the size and composition of our portfolio fluctuates, or as we experience periods of growth or decline in our acquisition of new receivables, this rate can fluctuate. We have experienced marginal declines in our weighted-average, Gross yield, net of finance charge chargeoffs rate used in our fair value calculations as of September 30, 2024, when compared to rates used as of September 30, 2023 and June 30, 2024 largely due to a shift in the overall portfolio mix towards private label credit receivables acquired that tend to have lower effective yields but also for which we have limited loss exposure due to agreements with retail partners. Our general purpose credit card receivables experienced an increase in this same rate for the noted periods due to the aforementioned product, policy, and pricing changes. As these product, policy and pricing changes continue to further impact both newly acquired and existing private label credit receivables and general purpose credit card receivables, we expect our gross yield, net of finance charge chargeoffs rate to increase over time although the pace and timing of purchases for new general purpose credit card receivables, relative to those of private label credit receivables, could result in near term declines in this rate. The acquisition of private label credit receivables, particularly those noted above, is largely seasonal in nature, peaking in the second and third quarters of each year. As a result, we would expect this weighted average rate to decrease in those periods absent the offset of our higher yielding general purpose credit card receivables acquired during the same periods. While our bank partners have enacted product, policy, and pricing changes on our existing receivables (and all newly acquired receivables), these changes will take several quarters to be fully realized.

Payment Rate – Our total portfolio payment rate has declined marginally over time largely due to the increased relative weight of acquisitions of private label credit receivables to our overall pool of receivables. These receivables tend to include less finance and fee billings that factor into monthly payment amounts (due to associated merchant fee billings that provide us adequate returns on the receivables) and have payment terms that extend over longer periods. As a result, payment rates on private label credit receivables are naturally lower than those associated with our general purpose credit card receivables. This was particularly influenced by strong growth in the aforementioned private label credit receivables acquired during the second and third quarters of 2024 that have limited loss exposure and tend to have longer associated terms and lower effective payment rates. This decline in payment rates is not evident in our credit card portfolio, which maintained relatively stable payment rates for the three and nine months ended September 30, 2024 and 2023.

Servicing Rate – Our servicing rate has fluctuated marginally over time as we continue to implement processes and strategies to more efficiently and effectively service the accounts underlying our outstanding receivables portfolios. As delinquent accounts tend to have a higher cost of servicing, recent trending declines in our receivables that are 90 or more days past due also has resulted in lower expected future costs. We expect our servicing rate will remain relatively consistent over the next several quarters.

Expected Net Principal Credit Loss Rate – Our Expected net principal credit loss rate is chiefly impacted by the relative makeup of receivables within our pools. As we have acquired a higher number of receivables associated with our private label credit accounts for which we have limited loss exposure due to agreements with retail partners, particularly in the second and third quarters of 2024, our Expected net principal credit loss rate has decreased. Additionally, we have noted reductions in the Expected net principal credit loss rate associated with our general purpose credit card receivables, which have shown continued overall improvements in delinquency rates. With growth in the acquisition of our private label credit receivables, particularly those noted above with limited loss exposure, and growth in better performing general purpose credit card receivables, we expect this weighted average rate to decrease over the next several quarters (when compared to similar periods in prior years) before stabilizing.

United States Securities and Exchange Commission February 25, 2025 Page 4

Discount Rate – Our weighted average discount rate has remained relatively consistent over the past several quarters (and is expected to continue to remain consistent or go down). Primarily impacting modest changes in our weighted average discount rate are mix shifts in the type of receivables acquired, as different receivable types (general purpose credit card receivables versus private label credit receivables) have different expected return requirements used by third-party market participants. As we have acquired a higher number of receivables associated with our private label credit accounts for which we have limited loss exposure due to agreements with retail partners that reimburse us for credit losses, our weighted average discount rate has decreased marginally. We have assigned a lower discount rate when assessing the fair value of these receivables to reflect the significantly lower risk and return characteristics. As a result, our weighted average discount rate has decreased marginally. We consider asset specific financing costs associated with our receivables (coupled with our internal cost of equity capital in agreements that require credit enhancements) as the best indicator of return requirements used by third-party market participants. If the Federal Reserve continues to decrease interest rates or we observe a corresponding decrease in return requirements used by third-party market participants, we may further reduce our weighted average discount rate.

2.

We also note your response to prior comment 2 that indicates that each purchase of a private label credit receivable results in a fair value loss recognized in the income statement and that it appears that this loss is presented in "Changes in fair value of loans at fair value, included in earnings." Considering that you have recognized a large overall gain in this line-item during 2024, please ensure you address each material loss or gain item impacting fair value on a gross basis in your revised MD&A disclosure in future filings. Please provide us your proposed revised disclosure.

Company Response:

In future filings, we will modify our disclosure within Management's Discussion and Analysis of Financial Condition and Results of Operations - Changes in fair value of loans, to include the proposed disclosure provided in our response to Comment 1 above.

3.

We note on page 29 of your September 30, 2024 Form 10-Q you disclose that, “we expect our change in fair value of credit card receivables recorded at fair value to increase commensurate with growth in these receivables.” Please tell us whether the “change in fair value of credit card receivables” in this disclosure is referring to gains recognized in the income statement (i.e., “Change in fair value of loans at fair value, included in earnings” on page 14) or simply increases in the amount recognized on the balance sheet (i.e., “Loans at fair value” on page 1) and revise disclosure in future filings as necessary to clarify. If it refers to gains recognized in the income statement, please tell us the basis for this accounting treatment and clarify whether you recognize a gain upon the purchase of a credit card receivable from a bank partner. Please provide us your proposed disclosure.

Company Response:

In the disclosure on page 29 of the September 30, 2024 Form 10-Q, we discuss the underlying cause for increases in the fair value mark for the period recognized on the income statement. For our credit card receivables, we acquire the receivables for the face amount of the underlying principal, based on contracts with our bank partners. We do not record a gain on the initial acquisition of these receivables. At the end of each quarterly measurement period, we apply certain assumptions concerning future expectations of finance and fee billings based on the behavior of the individual receivable when compared to similar receivables. In future filings, we will modify our disclosure within Management's Discussion and Analysis of Financial Condition and Results of Operations - Changes in fair value of loans, to include the proposed disclosure provided in our response to Comment 1 above.

United States Securities and Exchange Commission February 25, 2025 Page 5

4.

We note that footnote (3) in your proposed disclosure in response to prior comment 4 appears to indicate that merchant fees are included in the “Purchases” line-item in the roll forward of loans at fair value and result in an increase in fair value. Please explain to us why the recognition of merchant fees impacts the fair value of loans considering the journal entries provided in response to prior comment 2 related to the recognition of merchant fees do not show any impact on the fair value of loans. Alternatively, please provide us an updated proposed disclosure and revise your roll forward as needed, explaining the changes to us.

Company Response:

We included footnote 3 regarding merchant fees as supplemental information for the reader. The staff correctly points out that the recognition of merchant fees does not impact the fair value of loans. In future filings, we will remove this footnote to avoid confusion.

Critical Accounting Estimates - Measurements for Loans at Fair Value, page 37

5.

We note your response to prior comment 5 and that you include expected subsequent purchases in your fair value measurement for receivables. Please tell us how you considered whether your contractual right to purchase future receivables from bank partners is eligible for the fair value option. Specifically tell us how you considered whether this contractual right was a recognized financial asset under ASC 825-10-15-4 or was otherwise eligible. If you do not believe it is eligible, please explain to us how that determination would impact your financial statements.

Company Response:

In our fair value models for general purpose credit cards and private label credit, we include future purchases and (for our private label credit models) future merchant fees associated with consumers that have outstanding receivables as of the measurement date.  Both of these products are designed to provide similar overall returns (through different pricing strategies) and we base the input variables in our fair value models on historical purchase rates. In general, subsequent purchases for consumers associated with retail credit receivables tend to be much lower than those associated with our general purpose credit card receivables. We acquire these general purpose credit cards and private label credit receivables on a daily basis from our bank partner.

We believe that the inclusion of these subsequent purchases (and associated merchant fees when applicable) is necessary in order to fairly value the asset.  This determination is based on our management team’s years of experience in the industry and direct observations of similar asset transactions.  For instance, we regularly review portfolios available for sale, work with third party firms on valuations and prepare our own internal valuations for bidding purposes. These models include subsequent purchases.

We do not believe that we have a contractual right that would be eligible for fair value measurement under ASC 825. Instead, we believe that purchasers of the portfolio would consider their ability to access the underlying consumer base and their ability to continue providing lending utility in the form of the same or similar lending products.  This ability to provide consumers ongoing financial access is an important part of the value of the receivables and one that is considered by all acquirers. Market participants would either directly have the ability to continue this ongoing financial access to consumers (with an existing bank charter) or indirectly (through an existing bank relationship).

United States Securities and Exchange Commission February 25, 2025 Page 6

Referring to the guidance under ASC 825-10-35-10-E and 35-11A (although specifically written for non-financial assets), valuation assumptions should include complementary assets or liabilities of a purchaser even if they are not specifically included as part of the unit of account. As a result, we believe that we also should include in our fair value models the ability of acquirers to offer consumers access to similar products and credit access as complementary assets.   Further, we do not believe that a market exists in which we could sell the portfolio of receivables, and both retain our access to these consumers’ subsequent purchases and restrict the acquirer’s access to the customers (other than through the sale of a participating interest which would not meet the highest and best use criteria).  As a result, this customer access is non-separable from the underlying asset and should be included in the valuation and considered as part of the value inherent in the underlying unit of account.

6.

We note your response to prior comment 5. Please tell us the amount of fair value related to expected subsequent purchases included in “Loans at fair value” as of December 31, 2023 and September 30, 2024.

Company Response:

Subsequent purchases by consumers are an intrinsic part of the overall model valuation and the ongoing utility they provide to consumers has a dramatic impact on payment behavior. As a result, it is difficult to determine the fair value of subsequent purchases in isolation due to the impacts they have on existing payment behavior. When calculating fair value on a “with and without” basis (with or without subsequent purchases with no other changes in assumptions), we tend to see a slight increase in the overall value of the existing portfolio (versus what was disclosed) with a diminished value associated with the subsequent purchases. The relative timing of cash flows (via the payment rate) is a key driver in our discounted cash flow analysis and drives this result. Without the additional funding of principal purchases in the model (which typically reduces the near term net cash flow used in our fair value models), payments applied directly to outstanding balances increase. This, in turn, decreases the time it takes to recover cash and increases the present value of the existing receivable. We do not believe this would be an appropriate way to model the receivables as it would be contrary to observed market practice and would not be reflective of what we believe would be achievable in a market transaction. In any event, we do not believe it would result in a material shift in the overall valuation other than to create a slight increase in the valuation.

7.

We note your response to prior comment 1 and that you include expected subsequent merchant fees in your fair value measurement for receivables. Please tell us how you considered whether your contractual right to future merchant fees from merchants is eligible for the fair value option. Specifically tell us how you considered whether this contractual right was a recognized financial asset under ASC 825-10-15-4 or was otherwise eligible. If you do not believe it is eligible, please explain to us how that determination would impact your financial statements.

Company Response:

We do not believe we have a contractual right to future merchant fees that would be appropriate to recognize as a financial asset under ASC 825-10-15-4. We do feel that the existence of the attributable economics of the merchant fee would be considered by an acquirer of the receivables. In other words, the acquirer of the receivable would either conclude that they could continue providing ongoing utility to the consumer by having a similar arrangement with the retail partner or would re-price the relationship with the retail partner to achieve similar overall economics. In many of our retail relationships, our bank partner is not the only provider of credit to the retail partner’s consumers. Our bank partners compete with other providers of credit that may offer similar or different terms to the consumer. As such, an acquirer of our receivables may already have an existing relationship with the retail partner that is priced differently than the existing products but ultimately achieves the same or similar net economics.

United States Securities and Exchange Commission February 25, 2025 Page 7

Were we to remove the impact of projected merchant fees from our fair value model, we do not believe it would create a material shift in the overall valuation of the receivables as 1) the fair value of projected merchant fees make up less than 1% of the current outstanding A/R and 2) we would be required to adjust other assumptions in the fair value model (through assumed asset repricings) in order to appropriately model returns that outside investors would expect from similar assets. In both cases, we believe that changing assumptions would result in immaterial changes to our overall model valuation.

8.

We note your response to prior comment 1. Please tell us the amount of fair value related to expected subsequent merchant fees included in “Loans at fair value” as of December 31, 2023 and September 30, 2024.

Company Response:

See response to Comment 7.

Note 6. Fair Values of Assets and Liabilities, page F-16

9.

We note your response to prior comment 6 and your response to comment 15 in your response letter dated November 22, 2024. It is still unclear from your current disclosure that appears to indicate that the entire change in fair value of your loans is attributable to instrument-specific credit risk is appropriate, considering your disclosure that non-instrument-specific credit risk factors impact your fair value measurement. We also note that ASC 825-10-45-5 appears to provide an acceptable method of measuring the estimated amount of gains or losses included in earnings during the period attributable to changes in instrument-specific credit risk. Please revise future filings to disclose the information in ASC 825-10-50-30.c and provide us your proposed revised disclosure.

Company Response:

As previously discussed with the Staff, the isolation of the impact of instrument-specific credit risk is extremely difficult and subjective due to the interrelated nature of our fair value inputs. Noting the reference to ASC 825-10-45-5, which allows for companies to use alternative methods to represent the portion of the total change in fair value resulting from a change in instrument-specific credit risk, we have estimated this impact based on changes to the risk free rate relative to our discount rate used in our fair value analysis. While our discount rate does not always move in tandem with changes in the risk free rate, we believe this approach provides a reasonable estimate of the impact caused by changes in this rate. In future filings, we will provide the following additional disclosure.

For those asset classes above that are carried at fair value in our condensed consolidated financial statements, gains and losses associated with fair value changes are detailed on our condensed consolidated statements of income as a component of Changes in fair value of loans. Variations in the three month U.S. Treasury bill rate over a measurement period are used to determine the portion of change in fair value considered to be attributable to changes in instrument-specific credit risk. A portion of these variations that are determined to impact our fair value calculation is applied to the period end discount rate we use to determine fair value. For our loans included in the above table, we assess the fair value of these assets based on our estimate of future cash flows net of servicing costs. For the three and nine month periods ended September 30, 2024 and 2023, we estimate the portion of fair value changes considered to be attributable to changes in instrument-specific credit risk to be $10.1 million, $10.1 million, ($2.3) million and $(15.2) million, respectively.

United States Securities and Exchange Commission February 25, 2025 Page 8

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The Company appreciates the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call me at (404) 885-3310.

Sincerely,
/s/ Paul Davis Fancher
Paul Davis Fancher

cc:	William R. McCamey (Atlanticus Holdings Corporation) Mitchell C. Saunders (Atlanticus Holdings Corporation)